FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE
1Q 2007

FOR IMMEDIATE RELEASE
Juan Pablo Reitze
For further information contact:	jprv@endesa.cl
Jaime Montero
Investor Relations Director	Irene Aguiló
Endesa Chile	iaguilo@endesa.cl
(56-2) 634-2329
jfmv@endesa.cl	Jacqueline Michael
jmc@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE PERIOD ENDED MARCH 31, 2007

(Santiago, Chile, April 25, 2007) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended March 31, 2007. All figures are in constant Chilean pesos and in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP) as required by Chilean authorities. March 2006 figures have been adjusted by the year-over-year CPI variation of 2.7% . The figures expressed in US Dollars for both periods were calculated based on the March 31, 2007 exchange rate of 539.21 Chilean pesos per dollar.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its Argentine subsidiaries (Central Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiaries (Central Hidroeléctrica de Betania S.A. E.S.P. and EMGESA S.A. E.S.P.) and its Peruvian subsidiary (Edegel).

Highlights for the Period

Net income of Endesa Chile for the first quarter of 2007 was US$ 92.2 million, a 44.4% improvement over the US$ 63.9 million reported as of the same period of 2006; this was due to higher operating income registered during the quarter mainly as a result of management efforts, hydrology and better price conditions.

Operating income reached US$ 316 million, an increase of 39.4 % over the US$ 227 million for the first quarter of 2006. This was principally due to the good performance of our business in Chile, as well as an improvement in operating results in Colombia, Peru and Argentina.

Consolidated EBITDA, or operating income plus depreciation and amortization, was US$ 406 million as of March 31, 2007, a 32.7% increase over the same period of 2006.

The most important features during the first quarter of 2007 were:

  Higher operating income in Chile for the first quarter of 2007, which amounted to US$ 190 million, an increase of 52.9% over the same period last year due to better sales terms, mainly in the spot market, given the special conditions of hydrology reservoirs during the first quarter.

  During the first quarter of 2007, the node price was US$ 67.31 per MWh, applicable as of November 2006. After the closing of the first quarter of 2007, on April 18, 2007, the National Energy Commission in Chile presented the Final Node Price Report of April, which set a monomic price of US$ 73.17 per MWh at the Alto Jahuel node. This tariff comes into effect on May 1 2007.

  On February 16, 2007, Endesa Chile was chosen as the third highest ranking Latin American publicly listed company for Best Corporate Governance Practices, according to the IR Global Rankings 2007 carried out by the investor relations and financial communications firm, MZ Consult. A total of 145 companies representing 33 countries took part in the ninth version of the IR Global Rankings. Among Chilean companies, Endesa Chile was ranked first. This prize was supported by the auditing firm KPMG, JP Morgan and Linklaters.

  On March 5, 2007, the new unit regarding the expansion of the San Isidro plant was successfully synchronized and declared the start-up of its commercial operations on April 23, adding close to 250 MW to the grid in open cycle using fuel oil, and will eventually contribute 377 MW in combined cycle using LNG.

  On March 13, the Bocamina coal-fired thermal plant implemented new technology which reduces particle- matter emissions by 99% . This is the latest technology with respect to environmental standards.

  In March 2007, the Company increased its shareholding by 17.2 % in Hidroeléctrica El Chocón and by 5.5% in Endesa Costanera, through the exercise of its right of first refusal, thus strengthening its control and activities of both companies in Argentina.

Consolidated revenues as of March 2007 amounted to US$ 731 million, 32.5 % higher than the US$ 552 million reported during the same period of 2006. The increase in physical sales in Chile and Peru, as well as higher average sales price in Chile, Colombia and Argentina, explain the increased operating revenues. Physical sales in the first quarter amounted to 13,892 GWh, an increase of 8.1 % over the first quarter of 2006.

Consolidated cost of sales as of March 2007 reached US$ 396 million, an increase of 28% over 2006. Higher thermal generation in Chile, Argentina and Peru (the latter as a result of the merger of Etevensa in Edegel) largely explains this increase. Administrative and selling expenses rose by 22 % to US$ 19 million in the first quarter, mainly explained by the incorporation of Ventanilla in Peru, and higher expenses in Chile.

Electricity generation increased by 9.6%, from 11,967 GWh as March 2006 to 13,118 GWh as of March 2007.

Consolidated Income Statement (Chilean GAAP, thousand US$)

Table 1.1

(Chilean GAAP, Thousand US$)

	2006	2007	Variation	% Var.

Operating Revenues	551,925	731,486	179,561	32.5%
Operating Expenses	(309,636)	(396,416)	(86,780)	(28.0%)

Operating Margin	242,289	335,070	92,781	38.3%

SG&A	(15,368)	(18,717)	(3,349)	(21.8%)

Operating Income	226,921	316,353	89,432	39.4%

Net Financial Income (Expenses)	(77,694)	(75,588)	2,106	2.7%
Interest Income	5,420	7,945	2,526	46.6%
Interest Expense	(83,114)	(83,534)	(420)	(0.5%)
Net Income from Related Companies	16,278	10,167	(6,111)	(37.5%)
Equity Gains from Related Companies	16,294	13,925	(2,369)	(14.5%)
Equity Losses from Related Companies	(16)	(3,758)	(3,742)	(23965.1%)
Net other Non Operating Income (Expense)	(26,190)	(58,655)	(32,465)	(124.0%)
Other Non Operating Income	18,674	14,969	(3,705)	(19.8%)
Other Non Operating Expenses	(44,864)	(73,624)	(28,760)	(64.1%)
Positive Goodwill Amortization	(443)	(412)	31	7.0%
Price Level Restatement	(897)	30	927	103.4%
Exchange differences	(3,235)	(1,087)	2,148	66.4%

Non Operating Income	(92,181)	(125,545)	(33,364)	(36.2%)

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	134,740	190,808	56,068	41.6%

Income Tax	(46,820)	(74,040)	(27,220)	(58.1%)
Extraordinary Items	-	-	-
Minority Interest	(28,684)	(26,662)	2,023	7.1%
Negative Goodwill Amortization	4,615	2,073	(2,542)	(55.1%)

NET INCOME	63,851	92,180	28,329	44.4%

Consolidated Income Statement (Chilean GAAP, Million Ch$)

Table 1.2

(Chilean GAAP, Million Ch$)

	2006	2007	Variation	% Var.

Operating Revenues	297,603	394,425	96,821	32.5%
Operating Expenses	(166,959)	(213,751)	(46,793)	(28.0%)

Operating Margin	130,645	180,673	50,028	38.3%

SG&A	(8,287)	(10,092)	(1,806)	(21.8%)

Operating Income	122,358	170,581	48,223	39.4%

Net Financial Income (Expenses)	(41,894)	(40,758)	1,136	2.7%
Interest Income	2,922	4,284	1,362	46.6%
Interest Expense	(44,816)	(45,042)	(226)	(0.5%)
Net Income from Related Companies	8,777	5,482	(3,295)	(37.5%)
Equity Gains from Related Companies	8,786	7,508	(1,277)	(14.5%)
Equity Losses from Related Companies	(8)	(2,026)	(2,018)	(23965.1%)
Net other Non Operating Income (Expense)	(14,122)	(31,628)	(17,505)	(124.0%)
Other Non Operating Income	10,069	8,071	(1,998)	(19.8%)
Other Non Operating Expenses	(24,191)	(39,699)	(15,508)	(64.1%)
Positive Goodwill Amortization	(239)	(222)	17	7.0%
Price Level Restatement	(484)	16	500	103.4%
Exchange differences	(1,744)	(586)	1,158	66.4%

Non Operating Income	(49,705)	(67,695)	(17,990)	(36.2%)

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	72,653	102,886	30,232	41.6%

Income Tax	(25,246)	(39,923)	(14,677)	(58.1%)
Extraordinary Items	-	-	-
Minority Interest	(15,467)	(14,376)	1,091	7.1%
Negative Goodwill Amortization	2,489	1,118	(1,371)	(55.1%)

NET INCOME	34,429	49,704	15,275	44.4%

Main events during the period

Investments

Endesa Chile is currently developing several projects and is carrying out numerous studies of possible investment options for the future.

Of those currently proceeding, the first is the expansion of the San Isidro plant which has started operating in open cycle with a capacity near 250 MW in April 2007 using diesel oil, and will close the cycle the following year to raise its capacity to approximately 350 MW. In 2009, once liquefied natural gas (LNG) is available in Chile, it will reach its full capacity of 377 MW. The Company is thus taking an active part in the initiative promoted by the government to increase the diversification of its energy matrix through the LNG project, with a 20% ownership of the new re-gasification terminal together with Enap, Metrogas and British Gas, the latter being the gas supplier. The company GNL Chile S.A. has already agreed upon the conditions of the project through a Project Development Agreement (PDA) with British Gas and has initiated the engineering through Chicago Bridge & Iron (CBI) which will develop the Engineering, Procurement & Construction (EPC).

The second project to start operating will be the Palmucho pass-through hydroelectric plant with 32 MW of capacity, which will use the ecological flow of the Ralco plant. The required investment is estimated at US$ 43.8 million, to begin operations in the second half of 2007.

Regarding the development and progress of Centrales Hidroeléctricas de Aysén S.A., company constituted on September 4, 2006 and in which Endesa Chile has a 51% shareholding and Colbún S.A. the remaining 49%, the preparation of the environmental impact assessment by the international consortium formed by SWECO, POCH Ambiental and EPS has progressed. The project reflects the efforts to contribute to the greater future security of the Chilean electricity grid. The total installed capacity of the project is approximately 2,430 MW and the estimated investment is around US$ 2,400 million, excluding the transmission line.

Endesa Chile waits for the approval of the environmental impact study of the project called “Bocamina plant expansion” to the environmental impact system. The project consists of a second generating unit of approximately 350 MW installed capacity.

At the same time and continuing the initiative of developing non-conventional energy projects through its subsidiary Endesa ECO, the start-up is planned of the Canela wind-turbine farm on the SIC during the second half of 2007. This project is located 295 km north of Santiago, in the village of Canela in the 4th Region, with a capacity of 18.15 MW and an estimated investment of around U$ 31 million. The environmental impact declaration for this project has already been approved.

In addition, Endesa ECO will bring into service in 2008 the Ojos de Agua pass-through mini hydroelectric project, which will be located in the valley of the river Cipreses, downstream from the La Invernada Lake, approximately 100 kilometers from the city of Talca. The investment in this 9 MW plant is estimated at around US$ 20 million.

In September, Electrogas, a company formed by Endesa Chile (42.5%), the Matte Group (42.5%) and ENAP (15.0%) announced its intention to build a oil pipeline in the 5th Region, linking Concón to Lo Venecia, near Quillota, where the combined-cycle plants of both generators are located. This implies an investment of US$ 6.1 million, with start-up estimated for May 2007.

In Argentina, in December 2005, two generating companies were constituted through the Foninvemem in which Endesa Chile, through its subsidiaries in Argentina, has 21% shareholdings. These companies are Termoeléctrica

José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which are building two combined-cycle plants of 800 MW each. In October 2006, the equipment supply contracts for both companies were awarded to Siemens. The planned date for starting operations is January 2009, from which time the investor companies will begin to recover their credits from the flows generated by the project through their 10-year production sales contracts with MEM, managed by CAMMESA. Foninvemem is the investment fund created to normalize the Argentine wholesale electricity market.

Regulated tariffs

On April 18, 2007, the Chilean CNE published its final report regarding the new node price of April 2007, which sets a new monomic price of US$ 73.17 MWh at the Alto Jahuel node, to be effective starting May 1, 2007. This price, which is 8.7 % higher than that of October 2006, reflects the environment of growing demand and the present reality of the costs of the Chilean electricity system.

Financing

During the first quarter of 2007, Endesa Chile’s Branch in Cayman Islands, made drawings under its revolving credit lines for a total of US$ 58 million. With this, the Company has an outstanding amount of US$ 158 million from the total of US$ 650 million available under its revolving credits.

On April 16, 2007, Endesa Chile redeemed in advance all its Series G domestic bonds amounting to UF 4 million (approximately US$ 139 million) maturing in October 2010 with an interest coupon of 4,8%. To fund this transaction, Endesa Chile issued, on April 19, the Series K bonds for the same amount, for a term of 20 years, with a bullet repayment and an interest coupon of 3.8%. The placement rate was 3.78%.

During the first quarter of 2007, Edegel issued two domestic bond issues for 25 million soles (approximately US$ 8 million) each. The first was issued on January 15 for a 7-year term and an interest rate of 6.19% (approximately equivalent to 5.7 % in dollars), while the second was issued on February 21 for a term of 4 years and with an interest rate of 5.9% (approximately equivalent to 5.5 % in dollars). The proceeds were used to finance programmed maturities and payments to suppliers.

On February 20, Emgesa issued domestic bonds for approximately 170,000 million Colombian pesos (approximately US$ 77 million), at a 10-year term and with an interest rate of CPI plus 5.15% (approximately equivalent to 6.1 % in dollars). The proceeds were used to repay a bridging loan made to finance bond maturities in 2006.

Finally, Endesa Costanera renewed two minor maturities for around US$ 3 million in the first quarter, with terms of between 180 days and 1 year.

Sustainability and the Environment

In January 2007, Endesa Chile joined the Fundación AcciónRSE as a member, the largest business organization in Chile dedicated to the promotion of a culture of social responsibility within companies.

In February, the Company obtained the environmental qualification resolution for the expansion of the Canela wind farm in Chile’s 4th Region, from 9.9 MW to 18.15 MW.

The Bocamina plant, located in the town of Coronel in Chile’s 8th Region, has been operating since March 23 with a filter that will considerably reduce particle-matter emissions in the zone.

In April 2007, Endesa Chile’s fifth Sustainability Report was published, which provides a complete report on the objectives achieved by the Company during 2006 in complying with the seven commitments contained in its sustainability policy. The Company used version 3 of the guidelines of Global Reporting Initiative in the preparation of the report, achieving a final weighting of triple A+, the external auditors, and finally Global Reporting Initiative itself, coinciding with the Company’s self-evaluation. This evaluation makes Endesa Chile the first company in Latin America to receive such a high valuation for the publishing of its sustainability report, which in 2006 was published with three A+ logos.

In line with the commitment signed with the United Nations Global Compact, Endesa Chile on April 10 published its second Communication of Progress (COP).

It also published and distributed in April Endesa Chile’s Environmental Report which explains the environmental management of its 22 electricity generation plants. Both documents are in the PDF format on the web site of Endesa Chile (www.endesa.cl), for the knowledge of the national community, environmental authorities and stakeholders in the Company’s environmental management.

Corporate Governance

The ordinary shareholders meeting of Endesa Chile was held on April 24, 2007, when the board of directors was elected, Mr. Mario Valcarce Durán remaining as chairman and Pedro Larrea Paguaga as vice-chairman. A new director, Mr. Raimundo Valenzuela Lang entered in replacement of Mr. Jaime Bauzá Bauzá. A final dividend of Ch$ 10.84 per share was also approved for the year 2006, payable in May 2007, in addition to the interim dividend that was paid in December 2006 amounting to Ch$ 2.57 per share.

On February 16, 2007, Endesa Chile was chosen as the third highest ranking Latin American publicly listed company for Best Corporate Governance Practices, according to the IR Global Rankings 2007 made by the investor relations and financial communications firm, MZ Consult. A total of 145 companies representing 33 countries took part in the ninth version of the IR Global Rankings.

Conclusion

In summary, Endesa Chile has shown the strength of having a highly-efficient investment portfolio which, together with the suitable commercial policy and its strong financial position, has permitted it to again improve its results during this first quarter of 2007. This allows the Company to maintain the growing trend of recent years and enables Endesa Chile to be in adequate conditions to face upcoming challenges and transforming them into growth opportunities, like the various projects that Endesa Chile is responsibly working on in order to meet the medium and long-term energy requirements reflecting a growing demand for energy.

Operating Income

The following is an analysis of the business by country:

In Argentina, operating income as of March 2007 amounted to US$ 17 million, compared to US$ 13 million as of the same period last year, a 27.1% increase, despite sales volume declined by 2%. This improvement in operating income was mainly due to a 40.6% increase in revenues from Endesa Costanera to US$ 75 million, with an operating cost that rose by 29.8%. A more efficient performance in production and commercial policy, plus higher average sales prices, enabled Endesa Costanera to increase its operating income, considering also that its sales volume rose by 11.6%. On the other hand, El Chocón produced a decline in its operating income of US$ 2.7 million to US$ 9.3 million as of March 2007, as a result of lower sales volume of 28.1% compared to March 2006, as a result of the management of water flows of the Limay river by the Argentine energy authority and to lower hydro-generation.

Operating income in Colombia amounted to US$ 70 million as of the first quarter of 2007, an US$ 11 million increase over the same period of 2006. This is mainly explained by higher average sales price and improved revenues from the charge for reliability, as physical sales reduced by 3.3 % to 3,448 GWh and production fell by 7.8 % to 2,745 GWh. Revenues reached US$ 147 million, 17.1 % greater than in the first quarter of 2006. Cost of sales rose by almost US$ 10 million (15%) mainly as a result of larger purchases in the spot market by Emgesa in a year of reduced hydrology.

The Peruvian subsidiary of Endesa Chile, Edegel, reported an operating income of US$ 39 million, an increase of 29% over the US$ 30 million in the first quarter of 2006. Production increased by 52 % to 2,002 GWh, allowing revenues to rise by 34.3%, from US$ 62 million as of March 2006 to US$ 83 million as of March 2007, while cost of sales increased by 42% to US$ 38 million. The increase in revenues was due to higher physical sales, which rose by 52.6 % to 1,951 GWh, which offset lower average sales price following the reduction in regulated tariffs. The higher costs, on the other hand, are mainly due to higher own thermal production. These higher sales are the result of the growth in demand and the consolidation of Edegel with Etevensa on June 1, 2006, which enabled it to meet higher demand from its own production.

Operating income in Chile reached US$ 190 million, a 52.9% increase over the US$ 124 million reported in the first quarter of 2006. Revenues reached US$ 403 million, which compares favorably with US$ 286 million reported as of the same period of last year, representing a 40.9% increase. This was a result of a higher average node price reaching over US$ 65 per MWh, higher energy spot prices, reflecting strong demand and thermal generation with fuel oil due to the constant cuts in natural gas supplies from Argentina, and also an 11.9 % rise in sales volume. The production of 5,191 GWh to March 2007 represented an increase of 18.8% in generation. Good water levels in its reservoirs allowed Endesa Chile to increase its hydroelectric production. However, the cost of sales rose by 32.3%, which included US$ 41 million of higher costs of fuels and lubricants due to thermal generation at high production costs. Its commercial policy has permitted Endesa Chile to be a net seller in the spot market, obtaining good margins by selling its hydro-generated electricity at high prices.

Non-Operating Income

Non-operating result for the first quarter of 2007, on a consolidated basis, was negative US$ 126 million, compared to negative US$ 92 million in 2006, adversely affecting the Company’s net income for the period compared to the previous year. Main changes in the components of non-operating result:

Consolidated financial expenses slightly increased by US$ 0.4 million, from US$ 83.1 million in the first quarter of 2006 to US$ 83.5 million in 2007, an increase of 0.5%, deriving from higher average stock of debt, mainly due to the incorporation of Etevensa in Edegel in Peru. This was offset by reduced debt in Chile, higher capitalized financial expenses and a lower average interest rate. On the other hand, the larger average cash balances, mainly in Chile, increased financial income by US$ 2.5 million, from US$ 5.4 million in the first quarter of 2006 to US$ 7.9 million in 2007.

Net result of investments in related companies fell by US$ 6.1 million during the quarter compared to 2006, basically because of the US$ 7.3 million of reduced accrued results of the Company’s affiliate GasAtacama, partially offset by US$ 1.4 million of improved results of Endesa Brasil S.A.

Other net non-operating income and expenses recorded a lower result of US$ 32.5 million, basically explained by US$ 14 million of higher provisions arising from re-liquidation of energy and power; US$ 10 million of lower result from the conversion adjustment, as required by Technical Bulletin N° 64 of the Chilean Institute of Accountants, of our foreign subsidiaries, mainly from Colombia; and almost US$ 20 million increase in the provision for tax to the equity of the Colombian subsidiaries, partially compensated by reduced provisions for contingencies and litigation of US$ 16.5 million.

Price-level restatements and exchange differences showed a net positive change of US$ 3.1 million in the first quarter of 2007 compared to the same period of the previous year, passing from a loss of US$ 4.1 million in 2006 to a loss of US$ 1 million as of March 2007. This is mainly explained by exchange rate variations between both periods. During the first quarter of 2007, the Chilean peso depreciated in real terms against the dollar by 1.0%, compared to its real depreciation in the 2006 period of 3.0%.

With respect to income tax and deferred taxes, these increased by US$ 27 million in the first quarter of 2007 compared to the same period of 2006. Consolidated accumulated income tax amounted to US$ 74 million, comprising a US$ 64 million charge for income tax and US$ 10 million of deferred taxes. Income tax accumulates an increase of US$ 36 million over March 2006. Deferred taxes showed a fall of US$ 9 million compared to March 2006.

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:

Table 2

Assets (Thousand US$)	As of March 2006	As of March 2007	Variation	% Var.

Current Assets	772,233	915,501	143,268	18.6%
Fixed Assets	7,546,542	7,741,027	194,485	2.6%
Other Assets	1,142,745	1,344,334	201,589	17.6%

Total Assets	9,461,519	10,000,862	539,343	5.7%

Table 2.1

Assets (Million Ch$)	As of March 2006	As of March 2007	Variation	% Var.

Current Assets	416,396	493,647	77,252	18.6%
Fixed Assets	4,069,171	4,174,039	104,868	2.6%
Other Assets	616,179	724,878	108,699	17.6%

Total Assets	5,101,746	5,392,565	290,819	5.7%

The Company’s total assets at March 31, 2007 showed an increase of US$ 539 million compared to the same period of the previous year, mainly due to:

Current assets increased by US$ 143 million, mainly explained by an increase in cash and time deposits of US$ 35 million, principally Endesa Chile and the subsidiaries El Chocón, Costanera and Emgesa; an increase in trade accounts receivable and sundry debtors of US$ 131 million, mainly due to the increase in customer sales and the resettlement of tolls (Short Law); and an increase in other current assets of US$ 136 million, basically securities held under resale agreements. This was partially offset by reductions in notes and accounts receivable from related companies of US$ 176 million, basically due to the transfer to long term of the loan to the associate company Atacama Finance Co.

The fixed assets show a rise of US$ 194 million, mainly explained by the acquisition of the fixed assets of Etevensa for US$ 236 million, and new fixed assets of US$ 338 million. This was partially compensated by depreciation for the year of US$ 333 million and the effect of the real exchange rate on the fixed assets of foreign subsidiaries, following the methodology of holding non-monetary assets in historical dollars, in accordance with Technical Bulletin 64 of the Chilean Institute of Accountants, in subsidiaries domiciled in unstable countries, for US$ 48 million.

Other assets show an increase of US$ 202 million, basically explained by the increase in investments in related companies of US$ 60 million, principally Endesa Brasil S.A. and Centrales Hidroeléctricas de Aysén S.A.; an increase in notes and accounts receivable from related companies of US$ 170 million, basically the transfer to long term of the loan to the associate company Atacama Finance Co., and the increase in long-term debtors of US$ 65 million, principally the Wholesale Electricity Market Investment Fund (FONINVEMEM) in Argentina and the arbitration settlement of the Chilean Ministry of Public Works-Túnel El Melón S.A. litigation. This was partially offset by a reduction in other assets of US$ 72 million, basically the product of the disposal of the investment in Empresa Eléctrica de Bogotá held by the Colombian subsidiary Betania, following the exchange of assets with Corfivalle and an increase in negative goodwill of US$ 18 million.

Table 3

Liabilities (Thousand US$)	As of March 2006	As of March 2007	Variation	% Var.

Current liabilities	979,593	970,137	(9,456)	(1.0%)
Long-term liabilities	3,577,525	3,884,042	306,517	8.6%
Minority interest	1,794,519	1,714,777	(79,742)	(4.4%)
Equity	3,109,882	3,431,905	322,023	10.4%

Total Liabilities	9,461,519	10,000,862	539,343	5.7%

Table 3.1

Liabilities (Million Ch$)	As of March 2006	As of March 2007	Variation	% Var.

Current liabilities	528,206	523,108	(5,099)	(1.0%)
Long-term liabilities	1,929,037	2,094,314	165,277	8.6%
Minority interest	967,622	924,625	(42,997)	(4.4%)
Equity	1,676,879	1,850,518	173,638	10.4%

Total Liabilities	5,101,746	5,392,565	290,819	5.7%

As of March 2007, current portion of bonds payable reduced by US$ 200 million, following the repayment of bonds made by Endesa Chile and the subsidiaries Edegel and Emgesa S.A.. Also, notes and accounts payable to related companies, basically to the parent Enersis, reduced by US$ 56 million, while other current liabilities dropped in US$ 19 million. These movements were partially offset by increases in borrowings from banks of US$ 47 million and accounts payable, sundry creditors and income tax of US$ 200 million. Consequently, overall current liabilities declined by US$ 9.5 million.

Long-term liabilities increased by US$ 307 million, mainly explained by larger borrowings from banks of US$ 175 million, basically from the subsidiaries El Chocón and Betania; an increase in sundry creditors of US$ 116 million, mainly the larger leasing obligations of Edegel following the merger with Etevensa, and an increase in deferred taxes and other long-term liabilities of US$ 77 million. This was partially offset by a reduction in bonds payable of US$ 56 million, transfers to short term of US$ 152 million, mainly in Endesa Chile, and an increase in obligations of US$ 96 million, basically in Emgesa, Betania and Edegel.

Minority interest shows a fall of US$ 80 million, mainly due to the increase in the shareholding from 85.62% to 99.99% in Central Hidroeléctrica de Betania S.A., following the exchange of assets between the Corfivalle group and Endesa group.

Shareholders’ equity rose by US$ 322 million compared to March 2006. This change is mainly explained by the increase in retained earnings of US$ 312 million and in net income for the period of US$ 28 million, compensated by the reduction in other reserves of US$ 16 million.

Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2007	2008	2009	2010	2011	Balance	TOTAL

Chile	41,170	414,082	630,768	234,968	86,061	1,064,216	2,471,265

Endesa Chile (*)	41,170	414,082	630,768	234,968	86,061	1,064,216	2,471,265

Argentina	63,048	59,133	74,461	57,647	61,464	4,034	319,788

Costanera	63,048	47,466	51,128	34,314	19,797	4,034	219,788
Chocón		11,667	23,333	23,333	41,667		100,000
Hidroinvest

Perú	85,464	139,975	71,982	34,995	31,340	104,778	468,533

Edegel	85,464	139,975	71,982	34,995	31,340	104,778	468,533

Colombia	29,485		144,433		182,623	331,009	687,550

Emgesa	2,853		144,433			191,755	339,040
Betania	26,633				182,623	139,254	348,510

TOTAL	219,167	613,190	921,644	327,610	361,488	1,504,037	3,947,136

Table 4.1

(Million Ch$)	2007	2008	2009	2010	2011	Balance	TOTAL

Chile	22,199	223,277	340,117	126,697	46,405	573,836	1,332,531

Endesa Chile (*)	22,199	223,277	340,117	126,697	46,405	573,836	1,332,531

Argentina	33,996	31,885	40,150	31,084	33,142	2,175	172,433

Costanera	33,996	25,594	27,569	18,503	10,675	2,175	118,512
Chocón		6,291	12,582	12,582	22,467		53,921
Hidroinvest

Perú	46,083	75,476	38,813	18,869	16,899	56,498	252,638

Edegel	46,083	75,476	38,813	18,869	16,899	56,498	252,638

Colombia	15,899		77,880		98,472	178,483	370,734

Emgesa	1,538		77,880			103,396	182,814
Betania	14,361				98,472	75,087	187,920

TOTAL	118,177	330,638	496,960	176,651	194,918	810,992	2,128,335

(*) Includes: Endesa Chile, Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón
(*) Includes excersice in 2009 of put option of Yankee Bond for MMUS$ 220

Table 5

Indicator	Unit	As of March 2006	As of March 2007	% Var.

Liquidity	Times	0.79	0.94	19.0%
Acid ratio test (*)	Times	0.72	0.73	1.4%
Leverage (**)	Times	0.93	0.94	1.1%
Short-term debt	%	21.5	20.0	(7.0%)
Long-term debt	%	78.5	80.0	1.9%

* Current assets net of inventories and pre-paid expenses
** Leverage = Total debt / (equity + minority interest)

Current ratio at March 2007 was 0.94:1, an improvement of 19.0% over the level of March 2006, and the acid test ratio was 0.73:1, an increase of 1.4% over the same period of the previous year. This shows a Company that is continually presenting a strong liquidity position, reducing its bank borrowings with its cash surpluses and having a satisfactory debt maturity pattern.

Debt ratio at March 2007 was 1.41:1, a reduction of 4.1% compared to the previous year, as the result of the Company’s positive operating performance, despite the inclusion in Edegel S.A. of the debt of Etevensa.

Consolidated Balance Sheet (Chilean GAAP)

Table 6.1

	Million Ch$		Thousand US$
ASSETS

	As of March	As of March	As of March	As of March
	2006	2007	2006	2007

CURRENT ASSETS
Cash	10,556	13,810	19,576	25,611
Time Deposits	68,803	84,317	127,600	156,372
Marketable Securities	2,015	8,506	3,738	15,775
Accounts Receivable, net	126,783	177,656	235,127	329,474
Notes receivable	-	-	-	-
Other accounts receivable	37,526	57,373	69,594	106,402
Amounts due from related companies	136,309	41,136	252,794	76,289
Inventories, net	19,657	23,376	36,455	43,352
Income taxes recoverable	10,001	7,785	18,548	14,439
Prepaid expenses	2,994	3,463	5,553	6,423
Deferred taxes	1,488	2,396	2,760	4,444
Other current assets	263	73,830	487	136,922

Total currrent assets	416,396	493,647	772,233	915,501

PROPERTY, PLANT AND EQUIPMENT
Property	53,192	51,832	98,648	96,126
Buildings and Infrastructure	5,501,042	5,612,409	10,202,041	10,408,577
Plant and equipment	1,071,606	1,196,736	1,987,362	2,219,425
Other assets	92,630	185,773	171,789	344,528
Technical appraisal	67,146	67,026	124,526	124,304
Sub - Total	6,785,616	7,113,776	12,584,366	13,192,959
Accumulated depreciation	(2,716,445)	(2,939,737)	(5,037,824)	(5,451,932)

Total property, plant and equipment	4,069,171	4,174,039	7,546,542	7,741,027

OTHER ASSETS
Investments in related companies	504,147	536,737	934,974	995,413
Investments in other companies	3,957	3,966	7,339	7,355
Positive Goodwill	11,941	10,982	22,145	20,367
Negative goodwill	(34,414)	(44,248)	(63,823)	(82,061)
Long-term receivables	34,735	69,749	64,419	129,353
Amounts due from related companies	0	91,684	1	170,034
Intangibles	27,064	26,058	50,192	48,327
Accumulated amortization	(9,605)	(9,371)	(17,813)	(17,380)
Others	78,353	39,322	145,311	72,926

Total other assets	616,179	724,878	1,142,745	1,344,334

TOTAL ASSETS	5,101,746	5,392,565	9,461,519	10,000,862

Consolidated Balance Sheet (Chilean GAAP)

Table 6.2

	Million Ch$		Thousand US$
LIABILITIES AND SHAREHOLDERS' EQUITY

	As of March	As of March	As of March	As of March
	2006	2007	2006	2007

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	40,788	17,438	75,643	32,339
Current portion of long-term debt	30,641	79,128	56,825	146,747
Notes Payable	-	-	-	-
Current portions of bonds payable	231,954	124,355	430,174	230,624
Current portion of other long-term debt	29,363	39,939	54,456	74,069
Dividends payable	3,872	1,653	7,181	3,066
Accounts payable and accrued expenses	54,782	116,105	101,597	215,325
Miscellaneous payables	26,988	38,441	50,051	71,291
Amounts payable to related companies	34,723	4,703	64,395	8,723
Provisions	29,211	25,379	54,174	47,066
Withholdings	8,810	13,862	16,339	25,707
Income Tax	25,116	60,335	46,579	111,895
Deferred Income	259	275	481	511
Deferred Taxes	-	-	-	-
Other current liabilities	11,700	1,496	21,698	2,774

Total current liabilities	528,206	523,108	979,593	970,137

LONG-TERM LIABILITIES
Due to banks and financial institutions	207,481	301,944	384,786	559,975
Bonds payable	1,481,597	1,451,602	2,747,719	2,692,090
Due to other institutions	54,349	50,664	100,794	93,960
Accounts payable	30,845	93,580	57,205	173,550
Amounts payable to related companies	-	-	-	-
Accrued expenses	30,416	30,778	56,408	57,081
Deferred taxes	112,817	141,927	209,227	263,213
Other long-Term liabilities	11,532	23,819	21,387	44,174

Total Long-term liabilities	1,929,037	2,094,314	3,577,525	3,884,042

Minority interest	967,622	924,625	1,794,519	1,714,777

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,145,311	1,138,620	2,124,054	2,111,645
Capital revaluation reserve	(3,436)	2,277	(6,372)	4,223
Additional paid-in capital-share premium	223,993	223,801	415,410	415,054
Other reserves	(25,400)	(34,103)	(47,107)	(63,246)
Total Capital and Reserves	1,340,468	1,330,595	2,485,985	2,467,676

RETAINED EARNINGS
Retained earnings	301,982	470,218	560,046	872,050
Net Income	34,429	49,704	63,851	92,180
Interim dividend	-	-	-	-
Accumulated surplus during development period of certain subsidiaries	-	-	-	-

Total Retained Earnings	336,411	519,922	623,897	964,229

Total Shareholders' Equity	1,676,879	1,850,518	3,109,882	3,431,905

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,101,746	5,392,565	9,461,519	10,000,862

Consolidated Cash Flow (Chilean GAAP)

Table 7

Consolidated Cash Flow (Thousand US$)	As of March 2006	As of March 2007	Variation	% Var.

Operating	85,547	224,442	138,895	162.4%
Financing	(69,657)	(17,439)	52,217	75.0%
Investment	(33,982)	(167,501)	(133,518)	(392.9%)

Net cash flow of the period	(18,091)	39,502	57,593	318.3%

Table 7.1

Consolidated Cash Flow (Million Ch$)	As of March 2006	As of March 2007	Variation	% Var.

Operating	46,128	121,021	74,893	162.4%
Financing	(37,560)	(9,403)	28,156	75.0%
Investment	(18,323)	(90,318)	(71,994)	(392.9%)

Net cash flow of the period	(9,755)	21,300	31,055	318.3%

Main aspects of the current period on the effective cash flow statement are:

a)
Operating activities generated a positive cash flow of US$ 224 million, representing a 162.4% increase over March 2006. This flow mainly comprises the net income for the period of US$ 92 million, plus charges to income that do not represent net cash flows of US$ 96 million, changes in assets affecting cash flow of US$ 136 million, changes in liabilities affecting cash flow of US$ 145 million, and minority interest of US$ 27 million.

b)
Financing activities generated a negative cash flow of US$ 17 million, a 75.0% increase over March 2006. This mainly consisted of loan and bond repayments of US$ 131 million, and dividend payments of US$ 56 million. This is offset by an increase in loans drawn and bonds payable of US$ 169 million.

c)
Investment activities generated a negative flow of US$ 168 million, mainly acquisitions of fixed assets of US$ 101 million, permanent investments of US$ 59 million and documented loans to related companies of US$ 8 million, offset by sales of fixed assets of US$ 0.9 million.

Consolidated Cash Flow From Foreign Operations (Chilean GAAP)

Cash Flow							Intercompany
(Million US$) (1)	Interests		Dividends		Capital Red.		Amortiz.		Others		Total

	Mar. 2006	Mar. 2007	Mar. 2006	Mar. 2007	Mar. 2006	Mar. 2007	Mar. 2006	Mar. 2007	Mar. 2006	Mar. 2007	Mar. 2006	Mar. 2007

Argentina	2.9								0.2	0.7	3.0	0.7
Peru				2.9								2.9
Brazil
Colombia	30.7						56.3				87.1
Total	33.6			2.9			56.3		0.2	0.7	90.1	3.6

(1) The figures are expressed at exchange rate of $539.21 per dollar.

Consolidated Cash Flow (Chilean GAAP)

Table 9

	Million Ch$		Thousand US$

	March 2006	March 2007	March 2006	March 2007

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	34,429	49,704	63,851	92,180

(Profit) loss in sale of assets
(Profit) loss in sale of fixed assets	(6)	7	(12)	14
(Profit) loss in sale of other assets	-	-	-	-
Charges (credits) which do not represent cash flows:	37,911	51,715	70,309	95,908
Depreciation	42,254	47,976	78,363	88,974
Amortization of intangibles	287	277	533	514
Write-offs and provisions	-	-	-	-
Amortization of positive goodwill	239	222	443	412
Amortization of negative goodwill (less)	(2,489)	(1,118)	(4,615)	(2,073)
Accrued profit from related companies (less)	(8,786)	(7,508)	(16,294)	(13,925)
Accrued loss from related companies	8	2,026	16	3,758
Net, price-level restatement	484	(16)	897	(30)
Net exchange difference	1,744	586	3,235	1,087
Other credits which do not represent cash flow (less)	(544)	(267)	(1,009)	(496)
Other charges which do not represent cash flow	4,713	9,538	8,741	17,689
Assets variations which affect cash flow:	(80,942)	(73,175)	(150,113)	(135,708)
Decrease (increase) in receivable accounts	(9,301)	(52,031)	(17,250)	(96,496)
Decrease (increase) in inventories	5,591	(2,391)	10,370	(4,434)
Decrease (increase) in other assets	(77,233)	(18,753)	(143,233)	(34,778)
Liabilities variations which affect cash flow:	39,270	78,394	72,828	145,387
Accounts payable related to operating results	34,902	57,460	64,728	106,564
Interest payable	629	(21,333)	1,166	(39,564)
Income tax payable	8,804	13,113	16,328	24,319
Accounts payable related to non operating results	(27)	27,347	(49)	50,716
Accrued expenses and withholdings	(5,039)	1,807	(9,345)	3,352
Minority Interest	15,467	14,376	28,684	26,662

Net Positive Cash Flow Originated from Operating Activities	46,128	121,021	85,547	224,442

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	161,185	41,005	298,928	76,046
Proceeds from debt issuance	33,664	50,318	62,432	93,318
Proceeds from loans obtained from related companies	-	9	-	17
Capital distribution	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(54,059)	(30,157)	(100,256)	(55,928)
Loans, debt amortization (less)	(95,423)	(54,364)	(176,969)	(100,822)
Issuance debt amortization(less)	(82,387)	(16,176)	(152,793)	(30,000)
Amortization of loans obtained from related companies	-	-	-	-
Amortization of expenses in issuance debt	-	-	-
Other disbursements related to financing(less)	(539)	(38)	(1,000)	(71)

Net Cash Flow Originated from Financing Activities	(37,560)	(9,403)	(69,657)	(17,439)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	122	487	227	903
Sale of related companies	-	-	-	-
Sale of other investments	-	-	-	-
Collection upon loans to related companies	27,368	-	50,757	-
Other income on investments	725	-	1,344	-
Additions to fixed assets (less)	(45,444)	(54,687)	(84,278)	(101,421)
Investments in related companies (less)	-	(31,975)	-	(59,299)
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(1,087)	(4,143)	(2,016)	(7,684)
Other investment disbursements(less)	(9)	-	(16)	-

Net Cash Flow Originated from Investment activities	(18,323)	(90,318)	(33,982)	(167,501)

Net Positive Cash Flow for the period	(9,755)	21,300	(18,091)	39,502

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND
CASH EQUIVALENT	7,814	3,129	14,492	5,804

NET VARIATION OF CASH AND CASH EQUIVALENT	(1,941)	24,429	(3,599)	45,306

INITIAL BALANCE OF CASH AND CASH EQUIVALENT	83,311	155,824	154,506	288,986

FINAL BALANCE OF CASH AND CASH EQUIVALENT	81,370	180,254	150,906	334,292

Most important changes in the markets where the Company operates

ARGENTINA

  So far in 2007, there is still no official definition of what will be the charge to generators under paragraph c) of Resolution SE 406, bearing in mind that at 31/12/06, their contributions to Foninvemem ended under the applicable regulations (Res SE 1427/05). However, if Res SE 406/03 continues in effect, the authority could limit payments as a function of the funds available in the energy stabilization fund managed by Cammesa. Sector authorities have unofficially indicated the possibility of the period for contribution being extended through 2007, reducing generators’ contributions from 65% to 50% under paragraph c).

CHILE

  The CNE published the final report on node prices. The Alto Jahuel 220 kV node price for energy of US$ 58.71 per MWh and power of US$ 7.85 per kW per month, equivalent to a monomic price of US$ 73.17 per MWh in the SIC. This implies an increase at Alto Jahuel of 8.71% with respect to the previous node price.

COLOMBIA

  On February 8, the increase in capacity of Guavio was registered with the ASIC. The new capacity will be 1,200 MW from February 13.
  Decree MME 387 of 2007 establishes general policies for the commercialization of electric energy, incorporating the figure of retail trader and defining mechanisms for ensuring that the benefits of competition reach all users.

PERU

  The proposed resolution approving the "General Guidelines for Tender Bases for the Supply of Energy to Electricity Distribution Companies" was published (applicable to tenders whose first and second notifications are made between January 2007 and July 24, 2009, within the framework of the Fourth Transitory Complementary Provision of Law 28832) (OSINERGMIN No.010-2007).
  On April 11, 2007, the bar tariff was published to be effective from May 2007. This determined a price of US$ 36.91 per monomic MWh (at generation level), 0.1% higher than the current tariff, express in dollars. The price of capacity was reduced by 8.4% while the average price of energy increased by 2.6%.

Market risk analysis

ARGENTINA

- Hydrology: During the first quarter of the year, Salto Grande and Yacyretá received higher water flows than normal while Futaleufú maintained flows slightly below historic levels, In the Comahue basin, the flows of all the rivers except the Neuquén, were below historic levels.

- Variation in demand: Domestic energy demand grew by 4.5% as of March 2007 compared to the same period last year.

CHILE

- Hydrology: the hydrological year April 2006-March 2007 ended with a probability of a 35.1% surplus, which represents a normal-wet condition for the system. At March 31, accumulated reservoir levels represented approximately 6,330 GWh of equivalent energy.

- Variation in demand: Demand increased near 5.9% in the SIC and 8% in the SING during first quarter of 2007.

COLOMBIA

- Hydrology: Total contributions of the SIN during the first quarter of 2007 reached 88% with respect to the historic average (dry hydrology). The water flow in Guavio and Betania, for the same period, was 67% and 77%, respectively (dry hydrology for both valleys).

- Variation in demand: Demand increased near 5.2% as of March 2007 compared to March 2006.

PERU

- Hydrology: Total volume stored in lakes and reservoirs of Edegel in March 2007 was approximately 256.7 MMm3, which represents 90.9 % of total capacity and is 12.2 % more than that recorded in an average year. In the first quarter of 2007, flows in the Rimac basin were 16 % above average (semi-wet category). The river Tulumayo maintained flows 5 % above average (semi-wet category), and the river Tarma recorded flows 22 % below average (dry category).

- Variation in demand: Demand increased 9.5% during the first quarter of 2007 versus the same period of the previous year.

Exchange and interest rate risk analysis

The Company has a high percentage of its loans denominated in US dollars as most of its sales in the different markets where it operates show a high degree of indexation to that currency. The markets in Brazil and Colombia show a lower indexation to the dollar, so the subsidiaries there have larger borrowings in local currency.

Despite this natural exchange rate hedge, the Company, in a scenario of high dollar volatility, has continued with its policy of partially hedging its dollar liabilities in order to attenuate the fluctuations in its results caused by exchange rate variations. In view of the important reduction in the mismatched accounting position in recent years, which has reached prudent levels, the Company has modified its dollar-peso hedging policy by setting a maximum accounting mismatched position above which hedging transactions are made.

As of March 31, 2007, the Company, on a consolidated basis, has hedged in Chile through dollar-peso swap and forward contracts amounting to US$ 126 million. At the same date of the year before, the Company had no dollar-peso swap and forward contracts outstanding. This change is because the accounting mismatch was higher in 2007 than the limit set out in the Company’s hedging policy.

Regarding the interest rate risk, the Company has a portion of fixed / variable rate debt of approximately 83% / 17% as of March 31, 2007. The percentage of debt at fixed rates has declined slightly compared to the 89% / 11% fixed / variable percentages as of the same period of 2006, but equally reduces the interest-rate fluctuation risk.

Business Information Main Operating Figures in GWh

Table 10

	Costanera	Chocón	Betania	Emgesa	Edegel	Total
March 2007						Chile

Total generation	2,445.0	735.2	285.5	2,459.7	2,002.1	5,190.5

Hydro generation	-	735.2	285.5	2,314.6	1,369.3	4,091.0

Thermo generation	2,445.0	-	-	145.2	632.8	1,099.5

Purchases	22.2	81.6	90.8	644.0	7.1	252.2

Purchases to related companies	-	-	-	-	-	1,498.3

Purchases to other generators	22.2	-	-	106.6	-	224.3

Purchases at spot	-	81.6	90.8	537.4	7.1	27.9

Transmission losses, pump and other consumption	17.4	-	-	32.4	58.0	216.0

Total electricity sales	2,449.8	816.8	376.2	3,071.3	1,951.2	5,226.4

Sales at regulated prices	-	-	116.7	1,148.9	557.0	1,741.1

Sales to related companies others activities (reg.)	-	-	119.8	525.9	249.3	1,048.3

Sales at unregulated prices	221.8	262.5	-	595.8	889.3	1,364.9

Internal sales (unregulated prices)	-	84.0	-	-	-	-

Sales at spot marginal cost	2,227.9	470.2	139.6	800.8	255.6	1,072.1

Sales to related companies generators	-	-	-	-	-	1,498.3

TOTAL SALES IN THE SYSTEM	25,539.2	25,539.2	17,295.1	17,295.1	5,931.6	13,083.7

Market Share on total sales (%)	10%	3%	2%	18%	33%	40%

	Costanera	Chocón	Betania	Emgesa	Edegel	Total
March 2006						Chile

Total generation	2,194.9	1,109.6	511.0	2,464.9	1,316.9	4,369.3

Hydro generation	-	1,109.6	511.0	2,363.8	1,254.9	3,481.7

Thermo generation	2,194.9	-	-	101.1	62.1	887.6

Purchases	11.7	27.0	95.6	530.0	3.3	380.1

Purchases to related companies	-	-	-	-	-	1,460.0

Purchases to other generators	11.7	-	-	54.2	-	252.7

Purchases at spot	-	27.0	95.6	475.8	3.3	127.4

Transmission losses, pump and other consumption	11.2	-	-	36.3	41.6	78.8

Total electricity sales	2,195.3	1,136.6	606.6	2,958.5	1,278.8	4,670.6

Sales at regulated prices	-	-	23.5	738.3	242.8	1,641.9

Sales to related companies others activities (reg.)	-	-	144.5	265.8	240.4	1,002.4

Sales at unregulated prices	145.2	212.0	-	713.3	428.6	1,207.2

Internal sales (unregulated prices)	48.4	83.8	-	-	-	-

Sales at spot marginal cost	2,001.7	840.8	438.6	1,241.0	367.1	819.2

Sales to related companies generators	-	-	-	(0.0)	-	1,460.0

TOTAL SALES IN THE SYSTEM	24,449.6	24,449.6	16,938.3	16,938.3	5,119.4	12,318.2

Market Share on total sales (%)	9%	5%	4%	17%	25%	38%

Business Information Main Operating Figures in GWh

Table 10.1

	Endesa	Pangue	Pehuenche	San Isidro	ENDESA	ENDESA	TOTAL
March 2007					SIC	SING	CHILE

Total generation	3,238.9	368.5	924.9	429.9	4,962.2	228.3	5,190.5

Hydro generation	2,797.6	368.5	924.9	-	4,091.0	-	4,091.0

Thermo generation	441.4	-	-	429.9	871.3	228.3	1,099.5

Purchases	1,471.8	7.6	-	243.2	224.3	27.9	252.2

Purchases to related companies	1,247.5	7.6	-	243.2	1,498.3	-	1,498.3

Purchases to other generators	224.3	-	-	-	224.3	-	224.3

Purchases at spot	-	-	-	-	-	27.9	27.9

Transmission losses, pump and other consumption	206.7	-	3.8	2.5	213.1	3.0	216.0

Total electricity sales	4,504.0	375.8	921.1	670.6	4,973.2	253.2	5,226.4

Sales at regulated prices	1,699.8	-	41.3	-	1,741.1	-	1,741.1

Sales to related companies others activities (reg.)	1,048.3	-	-	-	1,048.3	-	1,048.3

Sales at unregulated prices	889.9	-	34.3	209.8	1,134.0	231.0	1,364.9

Internal sales (unregulated prices)	-	-	-	-	-	-	-

Sales at spot marginal cost	615.2	-	434.6	-	1,049.9	22.2	1,072.1

Sales to related companies generators	250.8	375.8	410.9	460.8	1,498.3	-	1,498.3

TOTAL SALES IN THE SYSTEM	9,974.4	9,974.4	9,974.4	9,974.4	9,974.4	3,109.3	13,083.7

Market Share on total sales (%)	43%	0%	5%	2%	50%	8%	40%

	Endesa	Pangue	Pehuenche	San Isidro	ENDESA	ENDESA	TOTAL
March 2006					SIC	SING	CHILE

Total generation	2,672.2	298.0	936.2	344.6	4,250.9	118.4	4,369.3

Hydro generation	2,247.5	298.0	936.2	-	3,481.7	-	3,481.7

Thermo generation	424.6	-	-	344.6	769.2	118.4	887.6

Purchases	1,416.6	14.8	-	281.2	252.7	127.4	380.1

Purchases to related companies	1,164.0	14.8	-	281.2	1,460.0	-	1,460.0

Purchases to other generators	252.7	-	-	-	252.7	-	252.7

Purchases at spot	-	-	-	-	-	127.4	127.4

Transmission losses, pump and other consumption	48.7	6.6	19.1	3.1	77.5	1.2	78.8

Total electricity sales	4,040.2	306.1	917.1	622.6	4,426.0	244.6	4,670.6

Sales at regulated prices	1,603.4	-	38.5	-	1,641.9	-	1,641.9

Sales to related companies others activities (reg.)	1,002.4	-	-	-	1,002.4	-	1,002.4

Sales at unregulated prices	755.2	-	31.7	175.7	962.6	244.6	1,207.2

Internal sales (unregulated prices)	-	-	-	-	-	-	-

Sales at spot marginal cost	383.3	-	435.9	-	819.2	-	819.2

Sales to related companies generators	296.0	306.1	410.9	447.0	1,460.0	-	1,460.0

TOTAL SALES IN THE SYSTEM	9,440.3	9,440.3	9,440.3	9,440.3	9,440.3	2,877.9	12,318.2

Market Share on total sales (%)	40%	0%	5%	2%	47%	8%	38%

Endesa Chile’s Operating Revenues and Expenses break down by country (Chilean GAAP)

Table 11

	Million Ch$		Thousand US$

	March 2006	March 2007	March 2006	March 2007	% Var.

OPERATING REVENUES	297,603	394,425	551,925	731,486	32.5%

Energy sales revenues:	284,483	378,325	527,593	701,628	33.0%

Endesa Chile and subs. in Chile	141,411	201,460	262,255	373,621	42.5%
Costanera	28,837	40,550	53,480	75,203	40.6%
Chocón	13,600	12,679	25,223	23,514	(6.8%)
Betania	7,308	6,549	13,554	12,145	(10.4%)
Emgesa	60,451	72,797	112,111	135,007	20.4%
Edegel	32,875	44,290	60,969	82,138	34.7%

Other revenues:	13,120	16,100	24,332	29,858	22.7%

Endesa Chile and subs. in Chile	12,649	15,632	23,458	28,991	23.6%
Costanera	-	-	-	-
Chocón	-	-	-	-
Betania	18	12	33	22	(33.5%)
Emgesa	113	133	209	246	17.4%
Edegel	341	323	632	599	(5.2%)

OPERATING EXPENSES	166,959	213,751	309,636	396,416	28.0%

Fixed Costs:	16,666	19,869	30,909	36,848	19.2%

Endesa Chile and subs. in Chile	9,026	9,367	16,740	17,371	3.8%
Costanera	1,971	2,141	3,655	3,971	8.6%
Chocón	420	416	779	772	(1.0%)
Betania	505	479	936	888	(5.1%)
Emgesa	3,219	3,678	5,970	6,822	14.3%
Edegel	1,525	3,787	2,828	7,024	148.3%

Depreciation and Amortization:	42,476	48,133	78,775	89,266	13.3%

Endesa Chile and subs. in Chile	19,710	22,634	36,553	41,976	14.8%
Costanera	5,467	5,625	10,138	10,432	2.9%
Chocón	3,244	3,238	6,017	6,005	(0.2%)
Betania	2,197	2,188	4,074	4,058	(0.4%)
Emgesa	6,333	6,400	11,746	11,870	1.1%
Edegel	5,526	8,048	10,248	14,925	45.6%

Variable Costs:	107,816	145,750	199,951	270,302	35.2%

Costanera	20,272	28,189	37,595	52,278	39.1%
Chocón	3,289	3,802	6,099	7,051	15.6%
Betania	472	2,650	875	4,915	461.8%
Emgesa	22,282	24,869	41,324	46,121	11.6%
Edegel	7,551	8,885	14,004	16,478	17.7%
Fuels and Lubricants in Chile	15,449	37,360	28,652	69,287	141.8%
Energy purchases in Chile	11,769	11,428	21,827	21,194	(2.9%)
Other variable costs in Chile	26,732	28,566	49,576	52,978	6.9%

Endesa Chile’s Operating Income break down by country (Chilean GAAP)

Table 11.1

	Million Ch$		Thousand US$

	March 2006	March 2007	March 2006	March 2007	% Var.

OPERATING REVENUES	297,603	394,425	551,925	731,486	32.5%

Endesa Chile and subs. in Chile	154,059	217,092	285,713	402,612	40.9%
Costanera	28,837	40,550	53,480	75,203	40.6%
Chocón	13,600	12,679	25,223	23,514	(6.8%)
Cachoeira	-	-	-	-
Betania	7,326	6,561	13,587	12,167	(10.4%)
Emgesa	60,564	72,930	112,321	135,253	20.4%
Edegel	33,216	44,613	61,601	82,737	34.3%

OPERATING EXPENSES	166,959	213,751	309,636	396,416	28.0%

Endesa Chile and subs. in Chile	82,687	109,355	153,348	202,806	32.3%
Costanera	27,709	35,955	51,388	66,681	29.8%
Chocón	6,954	7,456	12,896	13,828	7.2%
Cachoeira	-	-	-	-
Betania	3,173	5,317	5,885	9,861	67.6%
Emgesa	31,835	34,948	59,040	64,813	9.8%
Edegel	14,602	20,721	27,080	38,428	41.9%

OPERATING MARGIN	130,645	180,673	242,289	335,070	38.3%

Endesa Chile and subs. in Chile	71,373	107,737	132,366	199,806	51.0%
Costanera	1,128	4,595	2,092	8,522	307.3%
Chocón	6,647	5,223	12,327	9,686	(21.4%)
Cachoeira	-	-	-	-
Betania	4,153	1,243	7,702	2,306	(70.1%)
Emgesa	28,730	37,982	53,281	70,440	32.2%
Edegel	18,614	23,892	34,521	44,310	28.4%

GENERAL AND ADMINISTRATIVE
COSTS	8,287	10,092	15,368	18,717	21.8%

Endesa Chile and subs. in Chile	4,259	5,125	7,899	9,505	20.3%
Costanera	491	573	911	1,063	16.7%
Chocón	168	202	311	375	20.7%
Cachoeira	-	-	-	-
Betania	104	210	193	389	101.1%
Emgesa	918	1,083	1,703	2,009	18.0%
Edegel	2,346	2,899	4,352	5,376	23.5%

OPERATING INCOME	122,358	170,581	226,921	316,353	39.4%

Endesa Chile and subs. in Chile	67,114	102,612	124,467	190,301	52.9%
Costanera	637	4,022	1,181	7,459	531.3%
Chocón	6,479	5,021	12,016	9,311	(22.5%)
Cachoeira	-	-	-	-
Betania	4,049	1,034	7,508	1,917	(74.5%)
Emgesa	27,812	36,899	51,578	68,431	32.7%
Edegel	16,268	20,994	30,170	38,934	29.0%

INTERNATIONAL GENERATOR
CONTRIBUTION	55,244	67,969	102,454	126,052	23.0%

Endesa Chile’s Ownership Structure, as of March 31, 2007 Total Shareholders: 21,507. Total Shares Outstanding: 8,201,754,580

Table 12

Shareholders	% Holding

Enersis	59.98%
Chilean Pension Funds	20.97%
ADRs	4.66%
Individuals	4.91%
Others	9.48%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended March 31, 2007, on Thursday, April 26, 2007, at 10:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 614 39 22, international.
Dial-In number: 1 (800) 291 53 65
Passcode I.D.: 88617325

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 45887672

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet and see an online presentation, or listen to a webcast replay of the call you may access www.endesachile.cl, (please note that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Dated: April 26, 2007	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.